The Scholar Board of Directors October 7, 2003

Table of Contents I. Executive Summary II. Summary Valuation Analysis Appendix C. Comparable Companies B. Overview of Acquirer A. Overview of Scholar D. Precedent Transactions

Executive Summary We are of the opinion that for the reasons set forth herein, as of October 7, 2003, the consideration to be received by the holder or holders of Scholar's common shares pursuant to the transaction contemplated by the October 1, 2003 draft of the agreement and plan of merger provided to Luminary Capital LLC is fair to such holders from a financial point of view.

Executive Summary Term Consideration Purchaser Structure Estimated Timing Key Provisions Conditions to Closing Summary $1.05 per Scholar share in cash for shares not held by purchaser Raymond V. Sozzi, Chairman and CEO Merger involving acquisition of outstanding shares not held by Purchaser (the "Transaction"). Simultaneously with the Transaction, NCSN, Inc. will purchase Official College Sports Network ("OCSN") for $7.1 million, consisting of $2.85 million in cash and $4.25 million in a convertible note. The proceeds from the sale will be used in its entirety to retire outstanding Scholar debt. Scholar shareholder vote expected first quarter of CY 2004 Transaction closing expected first quarter of CY 2004 Termination fee - $150,000 plus legal fee reimbursement Termination date - March 31, 2004 Sale of OCSN to NCSN, Inc. Settlement of College Club litigation Settlement of Scholar secured debt obligations Regulatory clearance (if required) Required approval by third parties including shareholders No material adverse change to the Company No material breach of representations and warranties Key Transaction Terms

Executive Summary Key Transaction Terms (Amounts in thousands, except per share data) Key Transaction Terms (Amounts in thousands, except per share data)

Table of Contents I. Executive Summary II. Summary Valuation Analysis Appendix C. Comparable Companies B. Overview of Acquirer A. Overview of Scholar D. Precedent Transactions

Min Max DCF Analysis -0.73000000013148 1.14 Premiums Paid 0.04 2.85 Precedent Transactions 3.77 18.04 Public Market Valuation 6.6 30.02 Valuation Ranges Current Offer ($1.05) Stock Price ($0.80) Summary Valuation $30.02 $18.04 $1.14 $2.85 $6.60 $3.77 -$0.73 $0.04

Equity Value per Share (Amounts in thousands, except per share data) Summary Valuation Summary Valuation

DCF Analysis (Amounts in thousands) Summary Valuation Summary Valuation

Premiums Paid Analysis Summary Valuation Summary Valuation

Premiums Paid Analysis Summary Valuation Summary Valuation

Selected Precedent Transactions (Amounts in millions, except per share data) Summary Valuation Summary Valuation

Selected Public Company Analysis (Amounts in millions, except per share data) Summary Valuation Summary Valuation

Issues and Considerations Summary Valuation The current offer is attractive to shareholders when compared to the 30-day, 60-day and 90-day trading ranges of the Company's stock The valuation at the current level is within the range of the implied valuation derived from the Discounted Cash Flow The premium over 1-day, 5-day and 30-day stock prices is within the range when compared with premiums paid in other recent transactions Given the lack of acquisition targets that have a comparable mix of business lines, we believe that the M&A multiples from the Selected Precedent Transactions Analysis are not relevant Given the lack of companies with a comparable mix of business lines, we believe that the trading multiples from the Selected Public Company Analysis are not relevant Based on information received from management, the Company will not be able to satisfy scheduled principal debt payments and/or cash requirements to fund future operations without additional financing which, management believes, would be very difficult to obtain

Table of Contents I. Executive Summary II. Summary Valuation Analysis Appendix C. Comparable Companies B. Overview of Acquirer A. Overview of Scholar D. Precedent Transactions

Corporate Overview and Board of Directors Overview of Scholar Corporate Overview Scholar is a leading integrated media and commerce company focused on the higher education market. Scholar is comprised of the following two divisions: SA Membership - National savings and reward program for college students, offering members exclusive discounts and partner benefits of up to 50% at 15,000 locations nationwide both off- and online. CollegeClub.com - Leading college-oriented community website, with more than one million active student relationships. Board of Directors Name Affiliation Raymond V. Sozzi Chairman and CEO John M. Connolly IBM Global Services William S. Kaiser Greylock Management Marc J. Turtletaub Deep River Ventures Charles E. Young University of Florida

Latest Twelve Months Stock Price Performance Overview of Scholar 9/30/02: Scholar receives $3.5 million loan from insiders who expressed interest in buying company. 6/30/03: Scholar shareholders approve one-for-ten reverse stock split. 9/30/02 5/6/03: Scholar closes sale of OCM subsidiary to Alloy for $15.7 million in cash plus assumption of liabilities. 2/3/03: Scholar sells majority of SA Cash assets to Blackboard for $4.5 million in cash.

Projected Income Statements (Amounts in thousands) Overview of Scholar Overview of Scholar

Balance Sheet as of June 30, 2003 (Amounts in thousands) (a) Overview of Scholar Overview of Scholar

Shareholder Analysis (Amounts in thousands) Overview of Scholar Overview of Scholar

Table of Contents I. Executive Summary II. Summary Valuation Analysis Appendix C. Comparable Companies B. Overview of Acquirer A. Overview of Scholar D. Precedent Transactions

Buyout Group Overview of Acquirer Acquirer ("Newco") was formed with the sole purpose of acquiring the outstanding shares of Scholar not held by the owner of Newco. Newco will be owned by Raymond V. Sozzi, Chairman and CEO of Scholar.

Table of Contents I. Executive Summary II. Summary Valuation Analysis Appendix C. Comparable Companies B. Overview of Acquirer A. Overview of Scholar D. Precedent Transactions

SA Membership / CollegeClub Comparable Companies Comparable Companies

SA Membership / CollegeClub Comparable Companies Comparable Companies

Table of Contents I. Executive Summary II. Summary Valuation Analysis Appendix C. Comparable Companies B. Overview of Acquirer A. Overview of Scholar D. Precedent Transactions

SA Membership / CollegeClub Precedent Transactions Precedent Transactions

SA Membership / CollegeClub Precedent Transactions Precedent Transactions